

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

Mail Stop 3010

December 30, 2009

Stephen B. Waters
Angeles Income Properties, Ltd. 6
55 Beattie Place
Post Office Box 1089
Greenville, South Carolina 29602

> **Re: Angeles Income Properties, Ltd. 6
>   Form 10-K for the Fiscal Year Ended December 31, 2008
>   Form 10-Q for the Fiscal Quarter Ended September 30, 2009
>   File No. 000-16210**

Dear Mr. Waters:

We have limited our review of your filing to those issues we have addressed in our comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-Q for the quarter ended September 30, 2009

Financial Statements and Notes

Note E- Investment Properties

1. We note that the sales contract to sell Lazy Hollow Apartments for approximately $17.5 million was later terminated. Refer to the Form 8-K filed on November 3, 2009. We note that although the sales contract was amended it still appeared to include the sale of Lazy Hollow Apartments. Please explain the discrepancy

between your disclosures. To the extent the sale of Lazy Hollow Apartments was terminated, explain to us your consideration in disclosing such information in an amended Form 8-K.

2. We also note that the partnership did not account for its investments in Lazy Hollow Apartments and Homestead Apartments as held for sale as it did not meet the criteria stipulated in FASB ASC 360-10-45. Please tell us the specific criteria that prohibited you from accounting these properties as held for sale.

* * * *

As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please file your responses on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosures in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosures, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosures in the filings;

- staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Yolanda Crittendon, Accountant at (202) 551-3472 or me at (202) 551-3413 with any other questions.

Stephen B. Waters
Angeles Income Properties, Ltd. 6
December 30, 2009
Page 3

Sincerely,

Cicely LaMothe
Accounting Branch Chief